

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

January 25, 2006

Frank S. Sklarsky
Chief Financial Officer
Conagra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

> **Re:   Conagra Foods, Inc**.
> **Form 10-K for Fiscal Year Ended May 29, 2005**
> **Filed August 12, 2005**
> **Form 10-Q for Fiscal Quarters Ended August 28, 2005 and November 27, 2005**
> **Filed October 7, 2005 and January 6, 2006**
> **File No. 1-7275**

Dear Mr. Frank S. Sklarsky:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 29, 2005

Financial Statements

Note 1, Summary of Significant Accounting Policies, page 45

Investments in Unconsolidated Subsidiaries, page 45

1.      Please expand your disclosure with respect to your equity method investments to
        address each of the following:

        • Describe how you assess and determine impairment of your equity method
          investments.

        • Disclose the name of each equity method investee and your percentage
          ownership in each.  Please ensure that you provide all other disclosures as
          required by paragraph 20 of APB 18 or tell us why this literature would not
          apply.

        • Please cite the authoritative literature that you relied upon to present the pre-
          tax impairment charges within the line item Equity method investment
          earnings (loss) in the statement of earnings.

Asset Retirement Obligations and Environmental Liabilities, page 46

2.      Please include a reconciliation of your asset retirement obligation as required by
        paragraph 22(c) of SFAS 143 or tell us why this literature would not apply.

Stock-Based Compensation, page 47

3.      We note that you have historically applied APB 25 in accounting for your stock-
        based compensation arrangements.  We further note that these arrangements
        include variable type arrangements, such as phantom stock and restricted share
        equivalent issuances.  Please expand your policy disclosure to clarify how you
        measure compensation expense subsequent to the initial measurement date and
        which compensation arrangements require re-measurement.

Recently Issued Accounting Pronouncements, page 50

4.      We note your disclosure that you are currently evaluating the impact that adoption
        of SFAS 123(R) will have on your financial statements.  Please tell us why you
        are unable to come to a general conclusion of the likely effect of this standard

given that you have compensation arrangements that fall within the scope of
SFAS 123(R).

Note 2, Discontinued Operations and Divestitures, page 51

5.      We note that you received 25.4 million shares of Pilgrim's Pride Corporation
(PPC) common stock through the divestiture of your chicken business.  Based on
the disclosures you have provided, please address the following items:

- Disclose your ownership percentage in these shares and indicate the level of
control of PPC that you retained at each balance sheet date presented.  We
would expect your consideration of control influence to include all contracts
you have with PPC.

- Confirm, if true, that you recorded these shares under the cost method of
accounting or otherwise advise.  Please cite the authoritative literature you
relied upon to support your accounting methodology.

- Confirm, if true, that you classified your investment in PPC shares as
available-for-sale or otherwise advise.  Please cite the authoritative literature
you relied upon as the basis for your classification.

- Confirm, if true, that you were not restricted from selling these shares
subsequent to your receipt of them as part of the divestiture or otherwise
advise.

- Include the disclosures required by paragraph 19 of SFAS 115.

- Tell us whether or not your intent was to sell your interest in the PPC shares at
May 29, 2005.  In this regard, please describe any outstanding arrangements
you had that may have provided for the sale of those shares, including
contracts and put or call options.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.


Sincerely,


Jill S. Davis
Branch Chief